ARC Group Worldwide, Inc. | 810 Flightline Blvd. | Deland, FL 32724 | (386) 736-4890

January 26, 2018

Via Edgar and Overnight Courier

Ms. Pamela A. Long

Assistant Director

Office of Manufacturing and Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Mail Stop 4631

Washington, D.C. 20549

Re:	ARC Group Worldwide, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed January 11, 2018
File No. 333-221967

Dear Ms. Long:

The Company is in receipt of the comment letter, dated January 22, 2018 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in respect of the above-referenced Amendment No. 1 to Registration Statement on Form S-1 (the “Amendment No. 1”).  In response to the comments raised in the Comment Letter by the Staff in respect of the Amendment No. 1, the Company has filed with the SEC Amendment No. 2 to the Registration Statement on Form S-1 (the “Amendment No. 2”) which incorporates the changes made in response to the Comment Letter.

The Company submits this letter in response to the Comment Letter. For ease of reference, the text of each of the Staff’s comments is reproduced in italics bold-face type below, followed by the Company’s responses. For the Staff’s convenience, we are sending via overnight courier “redlined” copies of  Amendment No. 2 showing all changes from Amendment No. 1.

Material U.S. Federal Income Tax Consequences, page 35

1.                                      You appear to be filing a short-form tax opinion. Please revise your tax discussion and the tax opinion to clarify that the discussion in the prospectus constitutes counsel’s opinion, rather than that discussion in the prospectus is correct. Please also name counsel in the prospectus discussion that constitutes counsel’s opinion. Please see Section III.B.2 and III.C.2 of Staff Legal Bulletin 19 for additional information.

Response: In response to the Staff’s comment, the Company has filed a revised and updated opinion of our tax counsel, Wuersch & Gering LLP, as Exhibit 8.1 to Amendment No. 2 and made corresponding changes to Amendment No. 2.

Pamela A. Long	U.S. Securities and Exchange Commission
January 26, 2018	Page 2

2.                                      Please revise your tax discussion, which constitutes counsel’s tax opinion, to remove the ambiguity as to the material tax conclusions that are the subject of the opinion. It is not clear, for example, why the absence of recent distributions of cash or non-stock property outside of this offering is relevant to counsel’s opinion, or to whether the distribution of the rights is disproportionate for purposes of Section 305(b) of the Code.

Response: The Company acknowledges the Staff’s comment and has revised the tax discussion on page 36 and 37 of Amendment No. 2 as requested. We note that there is inherent uncertainty and thus consequent ambiguity in respect of the material tax conclusions applicable to the transaction due to the lack of authority in the form of Internal Revenue Service guidance or court decisions.  We further note that the absence of recent distributions of cash or non-stock property outside of this offering is relevant to an interpretation of the Code in respect of the facts and circumstances applicable to the transaction and is highly determinative of whether the distribution of the rights is disproportionate, and therefore necessary for our counsel to render its opinion.  Our counsel has amplified and clarified the disclosures which constitute their opinion in order to elucidate the relevance of the foregoing matters. Please also see our response to the Staff’s related comment number 3 below in this regard.

3.                                      Counsel’s opinion should address what the tax consequences of the transaction “will” be, rather than what they “should” be. If there is insufficient legal authority for counsel to give an opinion that the tax consequences “will” be as described, or other significant doubt about the tax consequences, counsel may provide an opinion as to what the tax consequences “should” be, but should also clearly describe the degree of and legal or factual reasons for the uncertainty. In that case, the company should also provide risk factor or other disclosure describing the risk of uncertainty. Note that the fact that counsel’s opinion does not bind the IRS does not mean that counsel cannot give an opinion as to what the tax consequences will be. Please see Staff Legal Bulletin 19, Section III.C.1 and Section III.C.4.

Response:  In response to the Staff’s comments, we have modified the disclosures on pages 13,18, and 37 of Amendment No. 2.  Our tax counsel, Wuersch & Gering LLP, has advised us that it can only render a legal opinion that addresses what the tax consequences of the transaction “should” be, rather than what they “will” be.  In response to the Staff’s comment, our counsel has therefore clarified and included in the disclosures constituting its opinion the legal and factual reasons describing the uncertainty in respect of what the tax consequences of the transaction “should” be.  We have expanded and clarified the risk factors and addressed the risk of such uncertainty on the above-referenced pages of Amendment No. 2.  We note, however, that due to the lack of any authority or applicable legal precedent that may be used as reference points, it is not possible to state the degree of risk regarding whether or not the Internal Revenue Service or the courts will agree or disagree with our counsel’s opinion.  Neither we nor our counsel can reasonably ascertain the probability, or predict to any degree, whether the Internal Revenue Service or any courts will decide to challenge our counsel’s position, despite not having done so in similarly situated transactions in the past.

4. Please remove references to “certain” material tax consequences, and to what the tax treatment “generally” should be. The disclosure and opinion should cover all material tax consequences of the transaction to investors .

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 36 of Amendment No. 2 to remove the above-stated references as requested.

Pamela A. Long	U.S. Securities and Exchange Commission
January 26, 2018	Page 3

We have endeavored to respond comprehensively to all comments by the Staff. Should you find that we have inadvertently omitted any information or should you have additional questions or comments, please contact our counsel, Wuersch & Gering LLP, Attention Travis L. Gering, at (212) 509-4723.  Thank you very much.

Sincerely,

/s/ Drew M. Kelley
Drew M. Kelley
Interim Chief Executive Officer